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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 42777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____April 1, 2004_____ AND ENDING____March 31, 2005____
        MM/DD/YY   MM/DD/YY

JUL 2 8 2006

DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heartland Investment Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

693 Marion Boulevard
                        (No. and Street)

Marion	Iowa	52302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Feltes   (319) 393-8913
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  McGladrey & Pullen, LLP
                (Name - if individual, state last, first, middle name)

Town Centre, Suite 300, 221 Third Avenue SE, Cedar Rapids, Iowa			52401
(Address)	(City)	(State)	

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 2 2 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Ronald Feltes</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investment Associates, Inc., as of <u>March 31</u>, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____, Pr~
Signature

President)CEO
Title

REBECCA A BAEDKE
Commission Number 726134
MY COMMISSION EXPIRES
DECEMBER 23, 2006

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

OATH OR AFFIRMATION

I, <u>Ronald Feltes</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investment Associates, Inc., as of <u>March 31</u>, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President/CEO
Title

REBECCA A BAEDKE
Commission Number 726134
MY COMMISSION EXPIRES
DECEMBER 23, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report
 On The Financial Statements
  And Supplementary Schedules

To the Board of Directors
Heartland Investment Associates, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Heartland Investment Associates, Inc., a wholly-owned subsidiary of Heartland Financial Group, Inc., as of March 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Investment Associates, Inc. as of March 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
April 15, 2005

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

1

Heartland Investment Associates, Inc.

Statement Of Financial Condition
March 31, 2005

Assets

Cash and Cash Equivalents			$	208,770
Receivables				
Due from clearing broker	$	86,084		
Commissions and fees		16,072		
Other		100		102,256
Investments in Mutual Funds				152,263
Equipment and Leasehold Improvements				
Office furniture and equipment		264,620		
Leasehold improvements		53,015		
		317,635		
Less accumulated depreciation		265,680		51,955
Prepaid Expenses				27,787
			$	543,031

Liabilities And Stockholder's Equity

Liabilities				
Payables:				
Commissions	$	124,422		
Accrued expenses and other liabilities		64,273		
Income taxes (Note 6)		6,763		
Deferred income taxes (Note 6)		3,500	$	198,958
Commitments (Notes 2, 4 and 7)				
Stockholder's Equity (Note 5)				
Capital stock, common, $10 par value; authorized 500,000 shares; issued 49,250 shares		492,500		
Additional paid-in capital		6,000		
Accumulated deficit		(154,427)		344,073
			$	543,031

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement Of Operations
Year Ended March 31, 2005

Revenue:		
Commissions	$	2,609,888
Other		6,025
		2,615,913
Expenses:		
Commission expense		1,558,442
Employee compensation and benefits (Note 3)		305,077
Correspondent charges		236,432
Rent (Note 4)		115,111
Stock reporting services		35,765
Telephone		21,637
Interest		300
Depreciation		25,393
Advertising		23,848
Payroll taxes		61,589
Professional fees		25,942
Office supplies and postage		50,362
Insurance		7,417
Travel and entertainment		6,430
Utilities		11,093
Other general and administrative		83,324
		2,568,162
Income before income taxes		47,751
Federal and state income tax expense (Note 6)		10,101
Net income	$	37,650

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement Of Changes In Stockholder's Equity
Year Ended March 31, 2005

| | Common Stock | | | | | | | | |
	Number Of Shares		Amount		Additional Paid-In Capital		Accumulated Deficit		Total
Balance, March 31, 2004	49,250	$	492,500	$	6,000	$	(113,577)	$	384,923
Dividends ($1.59 per share)	-		-		-		(78,500)		(78,500)
Net income	-		-		-		37,650		37,650
Balance, March 31, 2005	**49,250**	**$**	**492,500**	**$**	**6,000**	**$**	**(154,427)**	**$**	**344,073**

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement Of Cash Flows
Year Ended March 31, 2005

Cash Flows from Operating Activities		
Net income	$	37,650
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		25,393
Deferred income taxes		1,400
Changes in assets and liabilities:		
Decrease in due from clearing broker		20,791
(Increase) in securities owned		(4,519)
Decrease in commissions and fees receivable		820
Decrease in income tax receivable		1,938
Decrease in other receivable		19,556
(Increase) in prepaid expenses		(12,882)
(Decrease) in commissions payable, accounts payable and accrued expenses		(736)
Increase in income taxes payable		6,763
Net cash provided by operating activities		96,174
Cash Flows from Investing Activities		
Purchase of equipment and leasehold improvements		(24,331)
Purchase of mutual funds		(1,727)
Net cash (used in) investing activities		(26,058)
Cash Flows from Financing Activities,		
Payment of dividends		(78,500)
Decrease in cash and cash equivalents		(8,384)
Cash and cash equivalents:		
Beginning		217,154
Ending	$	208,770
Supplemental Disclosures of Cash Flow Information		
Cash payments for interest	$	300

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Heartland Investment Associates, Inc. (the "Company") is a securities broker/dealer with offices located in Marion, Hiawatha and Iowa City, Iowa. The Company is a wholly-owned subsidiary of Heartland Financial Group, Inc.

The Company operates as a securities broker/dealer under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Investment in mutual funds: All investment securities are valued at market value.

Recognition of revenue: Securities transactions and related commission revenue and expense are recorded on the date the transaction is executed.

Equipment and leasehold improvements: Equipment and leasehold improvements are carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from five to fifteen years.

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the statement.

The Company files its federal income tax returns on a consolidated basis with Heartland Financial Group, Inc., its parent company. The members of the consolidated group have elected to allocate income taxes among the members of the group by the "direct reimbursement" method, under which the parent company makes payments to any member of the group for the income tax reductions resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statements.

Note 2. Letter of Credit

The Company has an unsecured $50,000 letter of credit with Heritage Bank for the benefit of its clearing broker/dealer. The letter of credit expires on August 12, 2005 and can be used if the Company has defaulted in the performance of the terms and conditions of its agreement with its clearing broker/dealer.

Note 3. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for its employees. The annual contribution to the Plan is a discretionary amount determined by the Company's Board of Directors. The maximum company contribution is the amount allowed under Internal Revenue Service regulations. The amount of contribution included in operating expenses for the year ended March 31, 2005 is $16,106.

Heartland Investment Associates, Inc.

Notes to Financial Statements

Note 4. Commitments and Contingencies

The Company leases office facilities under noncancelable operating leases. These leases require minimum annual rentals, plus the payment of normal maintenance and insurance. They expire in November 2006, November 2007 and August 2009.

In September 2004, the Company entered into a lease agreement with its parent company, Heartland Financial Group, Inc. for office facilities in Iowa City, Iowa. The lease agreement expires on August 31, 2009 and requires monthly payments of $3,500 plus the payment of repairs, insurance, utilities and property taxes.

The total minimum rental commitments at March 31, 2005, under the operating leases mentioned above, are as follows:

Year ending March 31:

2006	$	126,840
2007		112,576
2008		61,876
2009		42,000
2010		17,500
	$	360,792

The total rental expense included in the statement of income for the year ended March 31, 2005 is $115,111, of which $21,000 was paid to Heartland Financial Group, Inc.

The Company is involved in an arbitration proceeding before the National Association of Securities Dealers arising from the normal course of business operations. The claimants are seeking damages in excess of $2,000,000. The Company's management and legal counsel are unable to reasonably estimate the amount of liability which may be incurred if an adverse decision is rendered because it is dependent upon the conclusions of an arbitration panel. It is management's intent to vigorously defend their position and believe they have meritorious defenses. No date for the arbitration hearing has yet been set.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2005, the Company had net capital of $240,907, which was $190,907 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) is .83 to 1.

Notes to Financial Statements

Note 6. Income Tax Matters

Net deferred tax liabilities consist of the following components as of March 31, 2005:

Deferred tax assets:		
Accrued expenses	$	200
Unrealized losses on mutual funds		4,100
		4,300
Deferred tax liabilities, equipment and		
leasehold improvements		(7,800)
	$	(3,500)

The provision for income taxes credited to operations for the year ended March 31, 2005 consists of the following:

Current	$	8,701
Deferred		1,400
	$	10,101

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

9

**Computation Of Net Capital And Aggregate
Indebtedness Pursuant To Rule 15c3-1
March 31, 2005**

Total stockholder's equity from the statement of financial condition		$ 344,073
Deductions:		
Equipment and improvements, net of accumulated depreciation	$ 51,955	
Prepaid expenses	27,787	
Petty cash	250	
Commissions and fees receivable	238	
Other receivables	100	
Haircuts		
Investment in mutual funds	22,836	103,166
Net capital		$ 240,907
Aggregate indebtedness:		
Payables		$ 198,958
Aggregate indebtedness		$ 198,958
Computation of basic net capital requirement:		
Minimum net capital required		$ 50,000
Excess net capital		$ 190,907
Ratio, aggregate indebtedness to net capital		.83 to 1

At March 31, 2005, there were no material differences between net capital and aggregate indebtedness as shown by the Registrant in Part II of Form X-17a-5 and the above computation.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report
  On Internal Control

To the Board of Directors
Heartland Investment Associates, Inc.
Marion, Iowa

In planning and performing out audit of the financial statements and supplemental schedules of Heartland Investment Associates, Inc. (the "Company"), for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level the risk, that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives, referred to in the second paragraph of this report, are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
April 15, 2005